

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 16, 2017

George Schmitt
Chief Executive Officer
xG Technology, Inc.
240 S. Pineapple Avenue, Suite 701
Sarasota, FL 34236

> **Re:** **xG Technology, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 11, 2017**
> **File No. 333-220897**

Dear Mr. Schmitt:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 with any questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications